SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014

EZCHIP SEMICONDUCTOR LTD.
(Name of Registrant)

1 Hatamar Street, P.O.B. 527, Yokneam 20692, ISRAEL
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

This Form 6-K is being incorporated by reference into the Registrant’s Form F-3 Registration Statements File Nos. 333-163353 and 333-164332 and Form S-8 Registration Statements File Nos. 333-134593, 333-148932, 333-148933. 333-164330, 333-164331, 333-170900, 333-170901 and 333-179491.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZCHIP SEMICONDUCTOR LTD. (Registrant) By: /s/ Dror Israel —————————————— Dror Israel Chief Financial Officer

Date: July 22, 2014

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

Contact:
Ehud Helft / Kenny Green
GK Investor Relations
ezchip@gkir.com
Tel: (US) 1 646 201 9246

FOR IMMEDIATE RELEASE

EZchip Semiconductor Schedules Second Quarter 2014 Results
Release For Wednesday, August 13, 2014
------
Webcast to discuss results to be held on August 13 at 10:00 am ET

Yokneam, Israel, July 22, 2014 -- EZchip Semiconductor Ltd. (NASDAQ: EZCH), a leader in Ethernet network processors, today announced that it will be releasing its second quarter 2014 results on Wednesday, August 13, 2014 before US markets open.

The Company will be hosting and webcasting a conference call later that same day with analysts and investors at 10:00am Eastern Time (7:00am Pacific Time; 5:00pm Israel Time).

The live webcast will be available from a link in the investor relations section of the Company’s web site at:

  http://www.ezchip.com/investor_relations.htm

An archived webcast replay will be available on the web site for a limited period starting from the following day.

About EZchip

EZchip is a fabless semiconductor company that provides Ethernet network processors for networking equipment. EZchip provides solutions that scale from a few to hundreds of Gigabits-per-second. EZchip's network processors provide great flexibility and high performance coupled with superior integration and power efficiency for a wide range of applications in carrier, cloud and data center network equipment.  For more information on our company, visit the web site at http://www.ezchip.com.